Exhibit 12.1

Universal City Florida Holding Co. I and Universal City Florida Holding Co. II and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended December 31,
	2008	2007	2006
Earnings
Net income	$41,200	$53,534	$3,790
(Income) loss from joint ventures	(2,673)	(1,724)	711
Fixed charges	144,390	149,257	150,090
Amortization of capitalized interest	6,745	6,929	6,799
Distributions from joint ventures	3,691	3,681	164
Capitalized interest	(6,020)	(1,848)	(817)

Earnings before fixed charges	$187,333	$209,829	$160,737

Fixed Charges
Net interest expense	$137,449	$146,728	$148,519
Capitalized interest	6,020	1,848	817
Interest implicit in rentals	921	681	754

Total fixed charges	$144,390	$149,257	$150,090

Ratio of earnings to fixed charges	1.3	1.4	1.1